                NEWS RELEASE

         FOR IMMEDIATE RELEASE

FALCONBRIDGE REACHES TENTATIVE SETTLEMENT OFFER
WITH OFFICE, CLERICAL AND TECHNICAL WORKERS UNION

Sudbury, Ontario, February 28, 2004 — Falconbridge Limited announced today that it has reached a tentative Offer of Settlement with its office, clerical and technical employees, members of the United Steelworkers of America Local 2020. The tentative agreement was reached early Saturday morning, a few hours prior to the 8:00 am expiry of the current Collective Agreement.

The union's bargaining team has unanimously recommended acceptance of the Offer of Settlement. Details of the tentative agreement will be presented to employees at a ratification vote to be held on Sunday, February 29th. The Union has until 8:00 p.m. Sunday February 29th to ratify the deal.

Falconbridge's Sudbury operations are part of the Company's Integrated Nickel Operations (INO). The operations consist of four underground mines, a mill and a smelter. Approximately 1,500 people are employed at theoperations of which 220 employees are members of the OCT union (USWA Local 2020).

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

For further information:
www.falconbridge.com

Media: Dale Coffin
Director, External Communications
Tel: (416) 982-7161 (Office)
        (416) 706-0557 (Cell)

Sudbury Operations, Falconbridge, ON P0M 1S0
Phone: (705) 693-2761    Fax: (705) 699-3932